Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus dated October 17, 2017
Registration No. 333-220552

Nexa Resources S.A.

Free Writing Prospectus

        This free writing prospectus relates to the initial public offering of common shares of Nexa Resources S.A. and should be read together with the preliminary prospectus dated October 10, 2017 (the "Preliminary Prospectus"), relating to this offering, included in the Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-220552). On October 17, 2017, Nexa Resources S.A. filed Amendment No. 2 to the Registration Statement ("Amendment No. 2"), which may be accessed through the EDGAR website of the Securities and Exchange Commission at www.sec.gov.

        All references in this free writing prospectus to "The Company," "we," "us" and "our" or similar terms refer to Nexa Resources S.A. and its consolidated subsidiaries.

        The following marked information is set forth in Amendment No. 2 and supplements and updates the information contained in the Preliminary Prospectus. Inserted text is underlined and deleted text is indicated by the symbol "^".

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  we may fail to obtain, or experience delays or higher than expected costs in obtaining, the required agreements, authorizations, licenses, approvals and permits to develop a project, including the prior consultation procedure and agreements with local communities;

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  changes in market conditions or regulations may make a project less profitable than expected at the time we initiated work on it;

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  accidents, natural disasters, labor disputes and equipment failures;

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  adverse mining conditions may delay and hamper our ability to produce the expected quantities and qualities of minerals upon which the project was budgeted; and

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  conflicts with local communities and/or strikes or other labor disputes may delay the implementation or the development of projects.

Health and safety, mining and environmental laws, regulations and other legislation, including regulations pertaining to climate change, may increase our costs of doing business, restrict our operations or result in the imposition of fines, revocation of permits or shutdown of our facilities.

        Our mining exploration, exploitation and processing activities are subject to a number of Brazilian and Peruvian laws and regulations, including health and safety mining and environmental matters, as well as certain industry standards. Additional matters subject to legislation include, but are not limited to, mining concession fees (good standing fees and penalties), transportation, production, mineral storage, water use and discharge, limits on emissions and effluent discharges, power use, electricity generation and transmission, use, handling and storage of explosives, hazardous and other non-hazardous waste material regulation, land use rights, housing and other facilities for workers, taxation, labor standards, safety and occupational health.

        We are required to comply with occupational health and safety and environmental laws and regulations in Brazil and Peru, where our operations are subject to periodic inspections by the relevant governmental authorities. These laws and regulations govern, among others: work place conditions, worker training, use of safety equipment, workers insurance coverage and the handling, storage and disposal of hazardous substances. Compliance with these laws and regulations and new or existing regulations that may be applicable to us in the future could increase our operating costs and adversely affect our financial results of operations and cash flows.

        We monitor occupational health and safety and environmental performance and compliance regularly through programs, reports and activities at our operations. For example, we issue reports according to Peruvian mining regulations, which include a monthly occupational health and safety statistic, an annual occupational health and safety program and a training register. We also issue reports according to our safety, health, environmental and quality system. These include, among others, a report of accidents and an occupational health and safety report.

        Mining is an inherently dangerous activity that involves substantial risks and both our workers and our contractors' workers are subject to accidents, some of which may result in serious injury or death. Accidents are reported to Brazilian and Peruvian authorities as required. For example, in Peru, the occurrence of multiple fatal accidents at the same mining unit over a specified period of time could result in our operations in such mining unit being placed under the supervision of the relevant government authorities and, in certain circumstances, the temporary suspension of our operations in such mining unit. Accordingly, if a fatal event were to occur at El Porvenir or Atacocha before February 2018 or March 2018, respectively, we would be exposed to the potential suspension of activities by the authorities due to multiple fatalities at each site in 2017. A partial or full suspension of either facility could have a material negative impact to our results. Although we believe we are in compliance with all applicable regulations in all material aspects, we cannot assure you that we have been or will be at all times in full compliance with the laws and regulations. Any violation of such laws

As a foreign private issuer and a controlled company, we are permitted to, and we will, rely on exemptions from certain NYSE corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. This may afford less protection to our shareholders.

        The NYSE's rules require listed companies to have, among other things, a majority of their board members be independent and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer and a controlled company, we are permitted to, and we will, follow home country practice in lieu of the above requirements. Luxembourg law, the law of our home country, does not require that a majority of our board consist of independent directors or the implementation of a compensation committee or nominating and corporate governance committee, and our board may thus not include, or include fewer, independent directors than would be required if we were subject to the NYSE rules applicable to most U.S. companies. As long as we rely on the foreign private issuer and controlled company exemptions to the NYSE rules, a majority of our board of directors is not required to consist of independent directors, our compensation committee is not required to be comprised entirely of independent directors, and we will not be required to have a nominating and corporate governance committee. Therefore, our board's approach may be different from that of a board with a majority of independent directors, and, as a result, the management team's oversight of the Company may be more limited than if we were subject to the NYSE rules applicable to most U.S. companies.

Dividends or other distributions paid by us on the common shares will generally be subject to Luxembourg withholding tax.

        Any dividends or other distributions paid by us on the common shares will be subject to a Luxembourg withholding tax at a rate of 15.0%, unless an exemption or reduction in rate applies. The withholding tax must be withheld from the gross distribution and paid to the Luxembourg tax authorities. Under certain circumstances, it may be possible for us to make distributions as share capital reductions or share premium reimbursements, which would not be subject to withholding tax, but there are no assurances that we will be able to make such distributions in the future. See "Taxation—Luxembourg Tax Considerations—Shareholders."

We have identified ^material weaknesses in our internal control over financial reporting.

        In connection with the review of the accounting for a net investment hedge and our earnings per share calculations as of December 31, 2016, we identified ^material weaknesses in our internal control over financial reporting. Th^ese control deficienc^ies resulted in ^revisions of our audited combined consolidated annual financial statements as of and for the year ended December 31, 2016. The accompanying audited combined consolidated financial statements reflect the revisions. We are implementing several measures intended to remedy th^ese material weaknesses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting."

        We cannot be certain that other material weaknesses and control deficiencies will not be discovered in the future. If our remediation measures are not successful or other material weaknesses exist, we may be unable to report our financial results accurately on a timely basis, which could cause our reported financial results to be materially misstated. This could result in a loss of investor confidence and cause the market price of our common shares to decline.

As a new investor, you will experience substantial and immediate dilution in the net tangible book value per share of your common shares.

        The initial public offering price of our common shares is substantially higher than the pro forma net tangible book value per share of our outstanding common shares. Investors purchasing common shares in this offering will incur an immediate dilution of US$^15.28 in pro forma net tangible book value per common share (based on the midpoint of the estimated offering price range per common share set forth on the cover page of this prospectus). This means that investors in this offering will pay a price per common share that substantially exceeds the value of our ^total assets, less intangible assets, less total liabilities and non-controlling interests, divided by the total number of common shares. See "Dilution" for more information.

Reports published by analysts, including projections in those reports that differ from our actual results, and any downgrade in the credit ratings of our common shares could adversely affect the price and trading volume of our common shares.

        Securities research analysts and credit ratings agencies may establish and publish their own periodic projections and recommendations for our common shares. These projections may vary widely and may not accurately predict the results we actually achieve. The price of our common shares may decline if our actual results do not match the projections of these securities research analysts or credit ratings agencies. Similarly, if one or more of the analysts or ratings agencies who write reports on us downgrades our common shares or publishes inaccurate or unfavorable research about our business, our share price could decline. If one or more of these analysts or ratings agencies, as the case may be, ceases coverage of us or fails to publish reports on us regularly, our share price or trading volume could decline. While we expect research analyst and credit rating coverage following consummation of our initial public offering, if no analysts commence coverage of us or if we receive a ratings downgrade of our common shares, the market price and volume for our common shares could be adversely affected.

We will have broad discretion in the use of proceeds from this offering and may use them in ways that may not enhance our operating results or the price of the common shares.

        We will have broad discretion over the use of proceeds from this offering. You may not agree with our decisions, and our use of the proceeds may not yield a favorable return, if any, on your investment. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management team regarding the application of the net proceeds of this offering. If we do not invest or apply the proceeds of this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause the price of the common shares to decline. See "Use of Proceeds."

We cannot assure you that it would be possible to effect service of process upon us within the United States or other jurisdictions outside Luxembourg, or to enforce against us or our officers and directors judgments obtained in the United States or other jurisdictions outside Luxembourg.

        We are a Luxembourg public limited liability company (société anonyme), and it may be difficult for you to obtain or enforce judgments against us or our officers and directors in the United States or Canada.

        We are organized under the laws of Luxembourg. Most of our assets are located outside the United States and Canada. Furthermore, certain of our directors and officers reside outside the United States and Canada and most of their assets are located outside the United States and Canada. Although we have appointed 152928 Canada Inc., Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9, as agent for service of process in Canada, investors may

DIVIDEND POLICY

        We intend to make annual distributions on our common shares. The amount of distributions will be subject to the requirements of Luxembourg law and the approval of our board of directors or our shareholders, as applicable, and will depend on a number of factors, including, but not limited to, our cash balance, cash flow, earnings, capital investment plans, expected future cash flows from operations and our strategic plans, as well as legal requirements and other factors we may deem relevant at the time. As of the date of this prospectus, there are no contractual restrictions on our ability to make distributions to our shareholders. Subject to these considerations, we intend to distribute each year amounts equal to at least 2.0% of our average market capitalization for the previous fiscal year. For this purpose, our average market capitalization for a fiscal year is the sum of the daily market capitalization for each NYSE trading date in such fiscal year divided by the number of NYSE trading days in such fiscal year, where the daily market capitalization for any trading day is the product of the NYSE closing price per share in U.S. dollars of our common shares on such trading day and the number of common shares outstanding on such trading day.

        Each common share entitles the holder to participate equally in distributions, unless the right to distributions has been suspended in accordance with our articles of association or applicable law.

        We intend to declare and make distributions in our common shares in the form of either dividends or reimbursements of share premium. Under Luxembourg law, dividends are determined by a simple majority vote at a general shareholders' meeting based on the recommendation of our board of directors. Furthermore, pursuant to our articles of association, the board of directors has the power to declare interim dividends and proceed with reimbursements of share premium in accordance with applicable Luxembourg law.

        We and our subsidiaries are subject to certain legal requirements that may affect our ability to pay dividends or other distributions. Distributions to shareholders (including in the form of dividends or reimbursement of share premium) may only be made out of amounts available for distribution in accordance with Luxembourg law, determined on the basis of our standalone statutory accounts prepared under Luxembourg GAAP. Under Luxembourg law, the amount of a distribution paid to shareholders (including in the form of dividends or reimbursement of share premium) may not exceed the amount of the profits at the end of the last financial year plus any profits carried forward and any amounts drawn from reserves that are available for that purpose, less any losses carried forward and sums to be placed in reserve in accordance with Luxembourg law or our articles of association. Furthermore, no distributions (including in the form of dividends or reimbursement of share premium) may be made if at the end of the last financial year the net assets as set out in the standalone statutory accounts prepared under Luxembourg GAAP are, or following such a distribution would become, less than the amount of the subscribed share capital plus the non-distributable reserves. Distributions in the form of dividends may only be made out of net profits and profits carried forward, whereas distributions in the form of share premium reimbursements may only be made out of available share premium.

        Luxembourg law also requires at least 5.0% of our net profits per year to be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10.0% of our issued share capital. If the legal reserve subsequently falls below the 10.0% threshold, at least 5.0% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution. See "Description of Share Capital—Distributions."

        ^As of June 30, 2017, the legal reserve of Nexa Resources, on ^the basis of our standalone statutory accounts prepared under Luxembourg GAAP, was zero, and we would not have been able to declare or pay any dividends. We can provide Nexa Resources with the capacity to pay dividends by causing our subsidiaries to pay dividends to Nexa Resources, ^subject to any conditions under the corporate law applicable to each subsidiary. This would result, after any related costs, ^in profits at

Nexa Resources^, ^which would contribute to creating amounts that, after mandatory allocations of profits, are available for distribution as dividends in accordance with Luxembourg law as described above.

        ^As of June 30, 2017, the amount available for distribution to shareholders in the form of share premium reimbursements ^was US$165.9 million. This amount was calculated based on the share premium reserve, plus any profits made since the end of last financial year, less losses carried forward, as set forth in our standalone statutory accounts as of June 30, 2017 prepared under Luxembourg GAAP. On September 15, 2017, we distributed US$140.0 million as share premium reimbursements to our shareholders. On September 18, 2017 and October 6, 2017, our shareholders approved a capital conversion into share premium in the amounts of US$300.0 million and US$428.6 million, respectively, which will be available for distribution to our shareholders through share premium reimbursements. Of this amount, we will distribute US$150.0 million as share premium reimbursements to our shareholders prior to the consummation of this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources." Following the capital conversions and distributions referred to above^ , the amount available for distribution to shareholders is expected to be approximately US$604.5 million. None of this amount will be distributed prior to or in connection with the offering.

        We are a holding company and have no material assets other than our ownership of shares in our subsidiaries. When we pay a dividend or other distribution on our common shares in the future, we generally cause our operating subsidiaries to make distributions to us in an amount sufficient to cover any such dividends or distributions. Our subsidiaries' ability to make distributions to us is subject to their capacity to generate sufficient earnings and cash flow, and may also be affected by statutory accounting and tax rules in Brazil and Peru. As of the date of this prospectus, there are no material contractual restrictions on our subsidiaries' ability to make distributions to us.

        A Luxembourg withholding tax of 15.0% is generally due on dividends and similar distributions made by us to our shareholders. However, distributions on our common shares that are sourced from a reduction of share capital or share premium are not subject to Luxembourg withholding tax provided that we do not have distributable reserves or profits in our standalone statutory accounts prepared under Luxembourg GAAP. See "Taxation—Luxembourg Tax Considerations—Shareholders."

        There is no law, governmental decree or regulation in Luxembourg that would affect the remittance of dividends or other distributions by us to nonresident holders of our common shares, other than withholding tax requirements. In certain limited circumstances, the implementation and administration of international financial sanctions may affect the remittance of dividends or other distributions. There are no specified procedures for nonresident holders to claim dividends or other distributions.

        Computershare Trust Company, Inc. will be the paying agent for shareholders who hold common shares listed on the NYSE and on TSX. Dividends and other distributions on our common shares will be declared and paid in U.S. dollars. Dividends and other distributions on common shares listed on the NYSE will be the same as for common shares listed on the TSX.

DILUTION

        If you invest in our common shares, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of our common shares in this offering and the pro forma as adjusted net tangible book value per common share immediately after the completion of this offering. Dilution results from the fact that the initial public offering price per common share is substantially in excess of the book value per common share attributable to the existing shareholders for our presently outstanding common shares.

        Our actual net tangible book value as of June 30, 2017 was US$^ 534.2 million, corresponding to an actual net tangible book value of US$^0.63 per common share. Net tangible book value per common share represents the total amount of our total assets^, less intangible assets, less total liabilities and non-controlling interests, divided by the total number of our common shares outstanding.

        Pro forma net tangible book value per common share is calculated after giving effect to: (i) the share premium reimbursement to our shareholders in the total amount of US$140.0 million made on September 15, 2017; (ii) the dividends to be paid on October 16, 2017 by our subsidiary Milpo to its shareholders, of which Milpo's non-controlling shareholders will receive US$58.3 million; (iii) the share premium reimbursement to our shareholders in the total amount of US$150.0 million that we will make prior to the consummation of this offering; (iv) the conversion of share capital into share premium through the cancellation of 300,000,000 common shares on September 18, 2017; and (v) the conversion of share capital into share premium through the cancellation of 428,595,552 common shares on October 6, 2017.

        Pro forma as adjusted net tangible book value per common share is calculated after giving further effect to the sale by us of 20,500,000 common shares offered by us in this offering, and assuming an initial public offering price of US$19.50 per common share, the midpoint of the estimated offering price range per common share set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value estimated at June 30, 2017 would have been US$^562.9 million, representing US$^4.22 per common share. This represents an immediate increase in pro forma net tangible book value of US$^2.57 per common share to existing shareholders and an immediate dilution in pro forma net tangible book value of US$^15.28 per common share to new investors purchasing our common shares in the offering.

        The following table illustrates this dilution per common share.

Per Common Share
Assumed initial public offering price per common share	US$	19.50
Actual net tangible book value per common share as of June 30, 2017		^0.63
Pro forma net tangible book value per common share as of June 30, 2017		^1.65
Increase in pro forma net tangible book value per common share attributable to the sale of common shares in this offering		^2.57

Pro forma as adjusted net tangible book value per common share immediately after this offering		^4.22

Dilution in pro forma net tangible book value per common share to new investors		^15.28

        A US$1.00 increase or decrease in the assumed initial public offering price of US$19.50 per common share would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per common share after giving effect to the offering by US$1.00 per common share and the dilution in pro forma net tangible book value per common share to new investors in the offering by US$0.15 per common share, assuming no change to the number of common shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

Determination of Mineral Reserves as Basis to Determine Life of Mine

        Mineral reserves are the part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. The process of estimation of mineral reserves is complex and requires the evaluation of available information regarding geology, sampling, metallurgy, engineering and other modifying factors, and economics, which can be highly subjective. As a result, it is possible for the mineral reserves estimates to be reviewed and adjusted for different reasons, including, but not limited to, changes in the supporting data such as geology, geotechnical, recovery assumptions, changes to the underlying mineral reserves estimates, commodity and exchange rate assumptions, and changes in capital or operating costs. Changes in the reserves estimate directly affect the calculation of the mine closure provision and the calculation of the amortization of the development costs. Costs for the acquisition of rights to explore and develop mineral properties are capitalized and amortized using the straight line method during the life of mine period. Considering the nature of the Company's production year to year, the amortized cost calculated under the straight-line method is not considered to be materially different as compared to the amortized cost calculated under the unit of production method. Once the mine is operational, these costs are amortized and considered a production cost.

Use of Public Assets

        The amount related to the use of a public asset is originally recognized as a financial liability (obligation) and as an intangible asset (right to use a public asset) which corresponds to the amount of the total annual charges over the period of the agreement discounted to present value (present value of the future cash flows).

Recently Issued Accounting Standards and Interpretations Not Yet Adopted

        For a discussion of new standards, interpretations and amendments to IFRS, see Note 3(b) to our audited combined consolidated financial statements and Note 3(b) to our unaudited condensed combined consolidated interim financial statements.

Internal Control over Financial Reporting

        After the completion of the offering, we will be required to comply with requirements under the Exchange Act, and subject to available exemptions under National Instrument 52-109—Certification of Disclosure in Issuers' Annual and Interim Filings (or NI 52-109), to maintain internal control over financial reporting, as defined under the Exchange Act and under NI 52-109. In addition, for each fiscal year beginning with the year ended December 31, 2018, we will be required (a) to evaluate the effectiveness of our internal control over financial reporting as of the end of the fiscal year, (b) to report on our conclusions as to its effectiveness in our annual report on Form 20-F and (c) to include in our annual report on Form 20-F a report of our independent auditor on the effectiveness of our internal control over financial reporting. Under NI 52-109, we may be required to (a) evaluate the effectiveness of our internal control over financial reporting as of the end of the fiscal year, and (b) report on our conclusions as to its effectiveness in respect of the fiscal year ended December 31, 2017.

        Neither we nor our independent auditor has conducted a comprehensive evaluation of the effectiveness of our internal control over financial reporting in connection with the offering, and no such evaluation is required until after we become subject to the requirements summarized above.

        However, in connection with a review of our audited combined consolidated financial statements for the year ended December 31, 2016, we identified ^control ^deficiencies that constitute^ material ^weaknesses in our internal control over financial reporting. As defined in standards established by the PCAOB, a "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

        The material ^weaknesses identified related to the effectiveness of a control intended to properly document and review the designation of a hedging instrument as a net investment hedge and earnings per share calculations under IFRS. The ^controls were ineffective because of ^failures in the process applied to consider the impact on hedge designation of internal legal entity reorganizations^ and in the process applied to consider retroactive application of reverse stock splits in the earnings per share calculations.

        ^These material ^weaknesses resulted in ^errors in our audited combined consolidated financial statements as of and for the year ended December 31, 2016. We designated a U.S. dollar-denominated debt between VMZ and Nexa Resources as a hedge of Nexa Resources' net investment in its subsidiary Votorantim Andina S.A., and recorded exchange gains and losses related to this debt in other comprehensive income in equity rather than in the income statement. This error, which was immaterial, has been corrected in the audited combined consolidated financial statements included elsewhere in this prospectus. See Note 2.1.1 to the audited combined consolidated financial statements. Also, in preparing the earnings per share information, the Company did not properly reflect the effect of the cancellation of 200,000,000 shares on June 28, 2017 and 300,000,000 shares on September 18, 2017. This error has also been corrected in the audited combined consolidated financial statements included elsewhere in this prospectus. See Note 36 to the audited combined consolidated financial statements.

        To remediate the identified material ^weaknesses, we are implementing several measures to improve our internal control over financial reporting, including: (i) improving the formal review processes and documentation over transactions, including hedge accounting transactions^ and reverse stock splits, through additional levels of review and involvement of external specialists, if necessary; (ii) creating a formal internal Accounting Review Commission within the Company to review non-recurring events, unusual transactions and their accounting impacts; (iii) improving regular and continuous accounting and financial reporting training programs; and (iv) enhancing our accounting policies, manuals and closing procedures to improve our period-end financial closing process with respect to the impact of non-recurring transactions^, particularly with respect to hedge accounting ^and earnings per share calculations. We do not know the specific timeframe to fully remediate the material ^weaknesses. See "Risk Factors—We have identified ^material weaknesses in our internal control over financial reporting."

Related Party Transactions

        For information on our transactions with related parties, see "Related Party Transactions."

Number of Independent Contractors
	As of December 31,
	2016	2015	2014
Brazil	912	2,274	1,507
Peru	6,029	5,782	n/a	(1)

Total	6,941	8,056	1,507

(1)
Control over operations in Peru established in 2015.

        Most of our employees are represented by labor unions. We negotiate annual collective bargaining agreements with the various unions that represent our employees. Although we believe our present labor relations are good, there can be no assurance that a work slowdown, stoppage or strike will not occur prior to or upon the expiration of the current collective bargaining agreements, and we are unable to estimate the effect of any such work slowdown, stoppage or strike on our production levels, in spite of an established contingency plan. Interactions between Nexa Resources and the labor unions are carried out by members of our human resources area, consistent with market practice.

        We regularly invest in programs that ensure employee development and meet our specific business needs while continuously enhancing the qualifications of our staff so as to maintain and reinforce our competitiveness and our know-how as we continue to grow. The training programs include Technical/Operational Trainings, Mentoring Program, Leadership Development Program, Young Professional Training and an Individual Development Plan that, among other things, indicates the training that a given employee requires in order to continue to grow within Nexa Resources. In addition, Votorantim has a Trainee Program and the Academy of Excellence, a program created by Votorantim for leaders within Votorantim.

Health, Safety and Environmental Compliance

        Health and safety in the workplace are among our highest priorities, and our policies and procedures seek to eliminate accidents. We have sought to improve our safety record in conformity with standards in the mining industry. In 2016, our total recordable injury frequency rate was 2.25, compared to 2.27 in 2015 and 2.78 in 2014. This rate is defined as the number of injuries with and without lost time compared to millions of man hours worked. In 2016, our lost worktime incident rate was 0.73 compared to 0.81 in 2015 and 1.17 in 2014. This rate is defined as the number of injuries with lost time compared to millions of man hours worked. Our severity rate for 2016 was 510, compared to 318 in 2015 and 703 in 2014. The 2016 figure is due mainly to the occurrence of two fatal accidents. To calculate the severity rate, we consider the sum of lost, transported and debited days, divide this figure by the total number of man hours worked and multiply the resulting number by 1,000,000.

        Mining is an inherently dangerous activity that involves substantial risks. We have had ^six fatalities at our operations in 2017. Following these occurrences, we conducted a comprehensive review, and our board of directors approved a plan intended to prevent fatalities and reduce the frequency and severity of injuries. Some of the initiatives included as part of this plan include leadership development, training for our employees and third-party contractors and preventive procedures, such as digital mining and our automation plan. Our board of directors directly supervises the implementation of these measures, and has scheduled quarterly effectiveness evaluations. Below is a summary of the fatal accidents that occurred in our operations in 2017.

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  On January 25, 2017, an employee of Ingenieros Civiles Mineros y Metalurgistas S.A., one of our contractors, suffered a fatal accident while undertaking work underground in El Porvenir due to falling rocks.

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  On March 8, 2017, an employee of Unión de Concreteras S.A., one of our contractors, suffered a fatal accident in Atacocha's underground mine site after being struck by a piece of heavy machinery.

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  On March 18, 2017, an employee of EIMEM S.A.C., one of our contractors, suffered a fatal accident inside the automatic sampler located at a conveyor belt in El Porvenir while performing plant maintenance activities.

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  On March 22, 2017, an employee of Industrial Soluciones S.A.C., one of our contractors, suffered a fatal accident while performing electrical maintenance activities in Cajamarquilla due to an electric discharge.

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  On May 10, 2017, an employee of Unión de Concreteras S.A. suffered a fatal accident after falling into a ventilation shaft in Cerro Lindo.

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  On October 15, 2017, ^an employee of Martinez Contratistas e Ingeniería S.A., one of our contractors, suffered a fatal accident due to an incident involving a heavy truck while performing mechanical maintenance in Atacocha.

        Pursuant to applicable Peruvian law, the occurrence of ^more than two fatalities at the same mining unit within a period of 12 months^ entitles the relevant government authorities to order the total or partial suspension of activities in that particular unit. However, we are not aware of recent precedents for total suspension of activities under such circumstances. A partial or full suspension of either facility could have a material negative impact to our results.

        Since 2002, our Morro Agudo mine has held ISO 14001, ISO 9001 and OHSAS 18001 certifications. During 2016, the re-certification was granted again to each of these units.

        Since 2004, our Vazante mine has held ISO 14001, ISO 9001 certifications. Since 2001, our Três Marias smelter has held ISO 14001, ISO 9001 and OHSAS 18001 certifications, the most recent of which was granted in 2016. Since 2003, our Juiz de Fora smelter has held ISO 14001, ISO 9001 and OHSAS 18001 certifications, the most recent of which was granted in 2016.

        Since 2005, our El Porvenir, Cerro Lindo and Atacocha mines each have all three ISO certifications—ISO 9001, OHSAS 18001 and re-certification ISO 14001—by SGS S.A. The re-certifications were carried out in 2014 and are valid until November 2017 for all three units.

        During the last five years, we have obtained many management awards and recognitions. For example, Exame magazine's Sustainability Guide recognized us in 2013, 2015 and 2016 as the most sustainable mining company in Brazil.

        In order to improve the management of our preventive care and healthcare programs, all of the Brazilian units implemented the Systems Applications and Products, or SAP, system module for hygiene and occupational health. In the case of Peru, the implementation of this system is planned for 2018. In 2016, a steering committee for occupational health and hygiene was created at the Três Marias unit. It was designed to be a pilot project that could subsequently be replicated at our other units during 2017. Also in 2016, we carried out a number of events and initiatives to promote health and prevent diseases, covering all the units in Brazil and Peru, including an influenza campaign, with 4,350 employees immunized in Brazil and Peru; actions to prevent non-contagious chronic diseases in all units in Brazil and Peru; presentations and information aimed at the prevention of cancer (in both men and women); leisure and well-being events with the participation of employees' families and people in the local communities; running and walking groups, events to combat sedentary lifestyles and encourage practices of physical exercise, such as the corporate run; implementation of a fitness center at the corporate office in Lima, Peru; and sporting associations with access to a multi-purpose sports court at the mines in Peru.

Distributions

        Pursuant to our articles of association, the general meeting of shareholders may approve dividends and the board of directors may declare interim dividends, in each case to the extent permitted by Luxembourg law. Pursuant to our articles of association, the board of directors may also declare distributions to our shareholders in the form of reimbursement of share premium to the extent permitted by Luxembourg law. Under Luxembourg law, distributions (including in the form of dividends or share premium reimbursement) may be lawfully declared and paid if our net profits and/or distributable reserves, as set forth in our standalone statutory accounts prepared under Luxembourg GAAP, are sufficient under Luxembourg law.

        The amount of a distribution to shareholders (including in the form of dividends or reimbursement of share premium) may not exceed the amount of profits at the end of the last financial year plus any profits carried forward and any amounts drawn from reserves available for that purpose, less any losses carried forward and sums to be allocated to non-distributable reserves in accordance with Luxembourg law or the articles of association. Furthermore, no distributions (including in the form of dividends or reimbursement of share premium) may be made if at the end of the last financial year the net assets as set out in the standalone statutory accounts prepared under Luxembourg GAAP are, or following such a distribution would become, less than the amount of the subscribed share capital plus the non-distributable reserves. Distributions in the form of dividends may only be made out of net profits and profits carried forward, whereas distributions in the form of share premium reimbursements may only be made out of available share premium.

        Each common share entitles the holder to participate equally in any distributions, if and when declared by the general meeting of shareholders or, in the case of interim dividends or reimbursements of share premium, the board of directors, out of funds legally available for such purposes.

        In accordance with Luxembourg law, each year at least 5.0% of the net profits must be allocated to the creation of a legal reserve that is not available for distribution. This allocation ceases to be compulsory when the reserve has reached an amount equal to 10.0% of the share capital, but is again compulsory if the reserve falls below such 10.0%.

        Declared and unpaid distributions held by us for the account of the shareholders shall not bear interest. Under Luxembourg law, claims for unpaid distributions will lapse in our favor five years after the date such distribution has been declared.

        For additional information regarding our policy on distributions, see "Dividend Policy."

Listing

        We expect that our common shares will trade on the NYSE, and closing of the offering is conditional on the common shares being approved for listing on the TSX, under the symbol "NEXA." Our common shares will trade in U.S. dollars on the NYSE and in Canadian dollars on the TSX.

Transfer Agent and Registrar

        The transfer agent and registrar for our common shares in the United States is Computershare Trust Company, Inc. at its principal office in Denver, Colorado and in Canada is Computershare Investor Services Inc. at its principal office in Toronto, Ontario.

Differences in Corporate Law

        We are incorporated under the laws of Luxembourg. The following discussion summarizes certain material differences between the rights of our shareholders pursuant to our articles of association and

VM Holding S.A.

Condensed consolidated unaudited interim income statement

Periods ended June 30

All amounts in thousands of dollars, unless otherwise stated

		Three-month period ended		Six-month period ended
	Note	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Net revenue from products sold	14	555,796	469,102	1,086,978	863,535
Cost of products sold	15	(392,800)	(334,215)	(768,818)	(649,759)

Gross profit		162,996	134,887	318,160	213,776

Operating expenses
Selling	15	(21,513)	(23,355)	(42,241)	(44,170)
General and administrative	15	(35,711)	(22,856)	(73,226)	(46,861)
Other operating expenses, net	16	(27,347)	(30,631)	(49,155)	(35,189)

		(84,571)	(76,842)	(164,622)	(126,220)
Operating profit before equity results and net financial results		78,425	58,045	153,538	87,556

Net financial results	17
Financial income		10,645	6,290	20,874	12,785
Financial expenses		(29,047)	(19,261)	(51,433)	(34,681)
Foreign exchange gains (losses), net		(51,603)	70,508	(35,351)	133,777

		(70,005)	57,537	(65,910)	111,881

Results of investees
Share in the results of associates		—	—	(10)	(158)

Profit before taxation		8,420	115,582	87,618	199,279

Income tax
Current		(28,882)	(21,270)	(39,539)	(31,067)
Deferred		25,534	(943)	12,220	(29,077)

Net income for the period		5,072	93,369	60,299	139,135

Net income attributable to the owners of the parent		(4,128)	84,567	44,972	129,636
Net income attributable to non-controlling interests		9,200	8,802	15,327	9,499

Net income for the period		5,072	93,369	60,299	139,135

Average number of shares—thousand (revised)	13 (b)	112,821	95,568	112,821	48,480
Basic and diluted earnings per share—US$ (revised)	13 (b)	0.04	0.98	0.53	2.87
Unaudited pro forma average number of shares—thousand	13 (b)	—	—	125,387	—
Unaudited pro forma earnings (loss) per share to owners of the parent—US$	13 (b)	—	—	0.36	—

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

VM Holding S.A.

Notes to the condensed consolidated unaudited interim financial statements at June 30, 2017 (Continued)

All amounts in thousands of dollars, unless otherwise stated

13 Equity (Continued)

(b)
Earnings per share

        Basic and diluted earnings per share were computed as shown in the table below for the periods indicated. Basic earnings per share are computed by dividing the net income attributable to the shareholders of VMH by the average number of shares for the period. Diluted earnings per share are computed on a similar way, but with the adjustment in the denominator when assuming the conversion of all shares that may be diluted.

        The Company's previously published financial statements contained an error in earnings per share that has been corrected. In preparing earnings per share information, the Company did not properly reflect the effect of cancellation of the 300,000,000 shares in September 18, 2017. Subsequently, the per share information has been further retroactively adjusted for additional reduction in the number of shares arising from transfers from Capital to Share Premium.

        Earnings per share information have been retroactively adjusted for proportional reductions in the number of shares arising from transfers from Capital to Share Premium, which resulted in the cancellation of 350,000,000 shares in April 2016, 200,000,000 shares in June 2017, 300,000,000 shares in September 2017 and 428,595,552 shares in October 2017, ^for a total of 1,278,595,552 shares.

Basic

	Three-month period ended		Six-month period ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Profit attributable to the Company's Shareholders	5,072	93,369	60,299	139,135
Weighted average number of outstanding common shares^—thousands (revised)	112,821	^95,568	112,821	48,480

Earnings per share in US Dollars (revised)	0.04	0.98	0.53	2.87

Diluted

        Basic and diluted earnings per share are considered the same, once there is no dilution effect.

Pro forma earnings per share

        Unaudited pro forma earnings per share for the six months ended June 30, 2017 reflects the potential number of shares necessary to be issued whose proceeds in excess of the net income attributable to owners of the parent for the six months ended June 30, 2017 would be necessary to fund

VM Holding S.A.

Notes to the condensed consolidated unaudited interim financial statements at June 30, 2017 (Continued)

All amounts in thousands of dollars, unless otherwise stated

13 Equity (Continued)

the distribution of the US$ 290,000 share premium reimbursement in September 2017, and October 2017, as mentioned in Note 19.

(Unaudited)
June 30, 2017
Share premium reimbursements	290,000
Less net income attributable to owners of the parent	(44,972)
Proceeds in excess of net income	245,028
Divided by share price (US$ per shares)—Mid point	19.50
Number of shares necessary—thousand	12,566
Historical average number of shares—thousand	112,821
Pro forma average number of shares—thousand	125,387
Pro forma earnings (loss) per share to owners of the parent—US$	0.36
(c)
Share premium

        As of June 30, ^2017, the Company statutory retained earnings, classified as share premium reserve available for distribution were US$ 165,881.

14 Net revenue from products sold

Composition of net revenue

	Three-month period ended		Six-month period ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Gross revenue	619,762	539,368	1,225,837	986,935
Taxes on sales and returns	(63,966)	(70,266)	(138,859)	(123,400)

Net revenue	555,796	469,102	1,086,978	863,535

VM Holding S.A.

Notes to the condensed consolidated unaudited interim financial statements at June 30, 2017 (Continued)

All amounts in thousands of dollars, unless otherwise stated

19 Subsequent events

Share premium payments and capital conversion

        On ^September 15, 2017, the Company has paid US$ 140,000 of share premium to its shareholders.

        On ^September 18, 2017, the Company approved in extraordinary general meeting, the conversion of US$ 300,000 of share capital into share premium. Of this amount, the Company will pay to its shareholders an amount of US $ 150,000 of share premium by October 31, 2017.

        On October 6, 2017, the Company approved in extraordinary general meeting, the conversion of US$ 428,596 of share capital into share premium.

Dividend payment—Milpo

        On September 19, 2017, the Milpo Board of Directors approved a dividend payment of USD 335,000, expected to be paid on October 16, 2017.

Change in legal entity name

        On September 25, 2017, VM Holding S.A. was renamed Nexa Resources S.A.

PricewaterhouseCoopers Auditores Independentes
Curitiba, PR
August 10, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nexa Resources S.A. (formerly VM Holding S.A.)

        In our opinion, the accompanying combined consolidated balance sheets and the related combined consolidated statements of income, of comprehensive income (loss), of changes in equity and of cash flows present fairly, in all material respects, the financial position of VM Holding S.A. and its subsidiaries at December 31, 2016 and 2015 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Auditores Independentes
Curitiba, PR
August 10, 2017, except for the revision mentioned in note 2.1.1 and the common control transaction described in note 37(d), as to which the date is September 19, 2017 ^and except for the earnings per share calculation presented in note 36, the subsequent events regarding the Share premium payments and capital conversion described in note 37(f) and the name change described in note 37(g), as to which the date is October 09, 2017.

VM Holding S.A.

Combined consolidated income statement

Years ended 31 December

All amounts in thousands of dollars, unless otherwise stated

	Note	(Revised) 2016	2015	2014
Continuing operations
Net revenue from products sold	27	1,912,813	1,824,840	2,118,332
Cost of products sold	28	(1,387,073)	(1,422,947)	(1,594,891)
Gross profit		525,740	401,893	523,441

Operating expenses
Selling	28	(90,647)	(84,559)	(93,070)
General and administrative	28	(127,305)	(106,299)	(149,808)
Other operating expenses, net	30	(177,819)	(47,105)	(108,281)

		(395,771)	(237,963)	(351,159)
Operating profit before equity results and net financial results		129,969	163,930	172,282

Net financial results	31
Financial income		24,955	19,268	13,662
Financial expenses		(70,374)	(61,625)	(73,469)
Exchange variation gains (losses), net		124,500	(299,574)	(107,266)

		79,081	(341,931)	(167,073)

Results of investees
Share in the results of associates	15	(158)	(256)	—

Profit (loss) before taxation		208,892	(178,257)	5,209

Taxes on income	22 (a)
Current		(75,282)	(62,758)	(81,345)
Deferred		(23,101)	101,537	53,852

Profit (loss) for the year from continuing operations		110,509	(139,478)	(22,284)

Discontinued operations		—	(318)	(4,753)

Profit (loss) for the year		110,509	(139,796)	(27,037)

Profit (loss) attributable to the owners of the parent		93,167	(129,461)	(33,843)
Profit (loss) attributable to non-controlling interests		17,342	(10,335)	6,806

Profit (loss) for the year		110,509	(139,796)	(27,037)

Average number of shares—thousand (revised)	36(a)	80,699	1,874	1,819
Basic and diluted earnings (loss) per share—US$ (revised)	36(a)	1.37	(74.60)	(14.86)
Unaudited pro forma average number of shares—thousand	36(c)	90,793	—	—
Unaudited pro forma earnings (loss) per share to owners of the parent—US$	36(c)	1.03	—	—

The accompanying notes are an integral part of these combined consolidated financial statements.

VM Holding S.A.

Notes to the combined consolidated financial statements at 31 December 2016 (Continued)

All amounts in thousands of dollars, unless otherwise stated

2 Summary of significant accounting policies (Continued)

subsidiary acquired, in the event of a bargain purchase, the difference is recognized directly in the income statement for the year.

        For the purpose of impairment testing, goodwill is allocated to a group of CGUs that is the lowest level within the Group at which goodwill is monitored. The allocation is made to those groups of CGUs that are expected to benefit from the business combination in which the goodwill arose.

        If the acquirer identifies negative goodwill, the amount is recorded as a gain in the income statement on the acquisition date.

(b)
Rights over natural resources

        Costs for the acquisition of rights to explore and develop mineral properties are capitalized and amortized using the straight line method over their useful lives. Useful lives consider the period of extraction for both mineral reserves and mineral resources, which includes ^a portion of the Company's inferred resources^ in the Company's mining operations in Peru. These mining operations represent over 98% of the Company's total right to use natural resources.

        Management considers that in the case of the rights to use natural resources, which relate almost exclusively to the Peruvian acquired assets, the use of only proven and probable reserves does not provide a realistic indication of the useful life of the mine. In this case management is confident based on testing, continuity of the ore bodies and conversion experience that further inferred resources will be converted into measured and indicated resources, and if they are economically recoverable, that such inferred resources can also be classified as proved and probable reserves. Management is approaching economic decisions affecting the mine on this basis, but has chosen to delay the work required to designate them formally as reserves in accordance with its annual testing plans. In assessing which inferred resources to include so as to best reflect the useful life of the mine, management considers inferred resources that have been included in the strategic mine plan. To be included in strategic mine plan, inferred resources need to be above the cut-off grade set by management, which means that such resource expect to be economically mined and is therefore commercially viable. This consistent systematic method for inclusion in the strategic mine plan takes management's view of the mineral price, extraction costs as well as cost inflation into account. In order to convert these inferred resources into measured and indicated resources, the Company would have to conduct additional drilling.

        Additional confidence in the existence, commercial viability and economical recovery of such resources may be based on historical experience and available geological information, such as geological information obtained from other operations that are adjoining the Company's as well as where the Company mines continuations of these other operations' orebodies. This is in addition to the drilling results obtained by the Company and management's knowledge of the geological setting of the surrounding areas, which would enable simulations and interpolations to be done with a reasonable degree of accuracy. In instances where management is able to demonstrate the economic recovery of such resources with a high level of confidence based on the specific circumstances, such additional resources, which may also include certain, but not all, of the inferred resources, are included in the calculation of amortization.

VM Holding S.A.

Notes to the combined consolidated financial statements at 31 December 2016 (Continued)

All amounts in thousands of dollars, unless otherwise stated

2 Summary of significant accounting policies (Continued)

        Thus, although there is less assurance that mineral resources will eventually be realized as compared to proven and probable reserves, a portion of inferred resources are considered to be economically valuable based on our historical experience and are considered in the useful life of the mine for accounting purposes, as there has been a continuous conversion of the inferred resources into measured and indicated, and then to mineral reserves. The annual conversion rate from inferred mineral resources into measured and indicated mineral resources for the Company's mining operations in Peru was approximately 86% in 2013, 97% in 2014, 97% in 2015 and 100% in 2016. The Company included approximately 70% of the Company's inferred resources in Peru when calculating the expected life of mine for purposes of the period of amortization.

        Considering the nature of the Company's production year on year, the expense calculated under the straight line method is not considered to be materially different to what it would be calculated under the unit of production method.^ Once the mine is operational, these costs are amortized and considered as a cost of production.

(c)
Stripping costs

        In mining operations related to the metal business, it is necessary to remove overburden and other waste to gain access to mineral ore deposits. The process of mining overburden and waste materials is referred to as stripping. During the development of a mine, before production commences, when the stripping activity asset improves access to the ore body, the component of the ore body for which access has been improved can be identified and the costs can be measured reliably, the stripping activity asset is capitalized as part of the investment in the construction of the mine, accounted for as part of intangible assets, and subsequently amortized over the life of the mine on a units of production basis.

        Stripping costs incurred during the production phase of operations are treated as a production cost that forms part of the cost of inventory.

(d)
Costs of exploration

        The Company capitalizes the costs of exploration when the existence of proven and probable reserves is determined. These costs are amortized using the estimated useful lives of the mining property from the time when commercial exploitation of the reserves begins.

        When Management determines that no future economic benefits are expected from the mining property, the accumulated exploration costs are charged to "Other operating expenses, net".

(e)
Mineral studies and research expenditures

        Mineral studies and research expenditure are considered operating expenses until such time as the economic feasibility of the commercial exploitation of a certain mine is proven. Once feasibility is proven, the expenditure incurred is capitalized within mine development costs in "construction in progress—property, plant and equipment". When the mine is operational, the cumulative costs capitalized in relation to exploitation rights are reclassified from "constructions in progress" to "mining projects" and subsequently amortized over the life of the mine on a units of production basis and

VM Holding S.A.

Notes to the combined consolidated financial statements at 31 December 2016 (Continued)

All amounts in thousands of dollars, unless otherwise stated

4 Critical accounting estimates and judgments (Continued)

(e)
Taxes on income and other taxes

        The Company is subject to taxes on income in all countries in which it operates. Significant judgment is required in determining the worldwide provision for taxes on income. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company also recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax assets and liabilities in the period in which such determination is made (Note 22).

(f)
Determination of mineral reserves as basis to determine Life of Mine

        Mineral reserves are resources known to be economically feasible for extraction under conditions at the applicable measurement date. The amortization method and rates applied to the rights to use natural resources reflect the pattern in which the benefits are expected to be used by the Company and based on the estimated life of mine. Any changes to life of mine, based on mineral reserves^, mineral resources estimates and mining plan, may affect prospective amortization rates and assets carrying values.

        The process of estimation of mineral reserves ^and mineral resources are based on a technical evaluation, which includes accepted geological, geophysics, engineering, environmental, legal and economic estimates, which when evaluated in aggregate can have relevant impact in the economic viability of the mineral reserves. The Company uses various assumptions with respect to expected future conditions, such as ore prices, inflation rate, exchange rates, technology improvements, production costs, among others. Reserve estimates are reviewed periodically and any changes are adjusted to reflect life of mine and consequently adjustments to amortization periods.

        As presented in Note 17, the Company recorded in the year 31 December 2016 amortization of rights to use natural resources in the amount of US$ 74,014 (2015—US$ 73,353 and 2014 US$—73,683), with an average rate of 5.0% per year, based on the criterion described in Note 2.12 (b).

        As mentioned in Note 2.12 (b), the Company included in the useful life for amortization of rights to use natural resources certain inferred resources when performing the amortization calculation for its Peruvian operations, where proved and probable reserves alone do not provide a realistic indication of the useful life of mine (and related assets). The Company classifies measured, indicated and inferred resources based on the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum (or CIM) Definition Standards for Mineral Resources and Mineral Reserves (or the 2014 CIM Definition Standards).

        Had the Company performed the calculation of amortization using only proved and probable reserves and measured and indicated resources (and excluding inferred resources), amortization for 2016 would have amounted to US$82,594 thousand (2015—US$89,776 thousand) (2014—US$89,290 thousand), compared with the reported totals of US$72,878 thousand (2015—US$72,878 thousand) (2014—US$72,878 thousand) related to Peruvian operations. This would have resulted in additional amortization of US$ 9,716 thousand in 2016 (US$16,898 thousand in 2015) (US$ 16,412 thousand in 2014).

VM Holding S.A.

Notes to the combined consolidated financial statements at 31 December 2016 (Continued)

All amounts in thousands of dollars, unless otherwise stated

4 Critical accounting estimates and judgments (Continued)

        The future conversion of inferred resources is inherently uncertain and involves judgement. Actual outcomes may vary from these judgements and estimates and such changes could have a material impact on the Company's results.

(g)
Use of public assets

        The amount related to the use of a public asset is originally recognized as a financial liability (obligation) and as an intangible asset (right to use a public asset) which corresponds to the amount of the total annual charges over the period of the agreement discounted to present value (present value of the future cash flow).

5 Financial risk management

5.1   Financial risk factors

        The Company's activities expose it to a variety of financial risks: a) market risk (including currency risk, interest rate risk and commodities risk); b) credit risk; and c) liquidity risk.

        A significant portion of the products sold by the Company are commodities, with prices pegged to international indexes and denominated in US Dollars. Part of their costs, however, is denominated in Brazilian Reais and Peruvian Soles, and therefore, there is a mismatch of currencies between revenue and costs. Additionally, the Company has debts linked to different indexes and currencies, which may impact its cash flow.

        In order to mitigate the adverse effects of each market risk factor, the Company adopted a Market Risk Management Policy, for the purpose of establishing governance and guidelines for the market risk management process, as well as metrics for measurement and monitoring. This policy is complemented by other policies that establish guidelines and rules for: (i) Foreign Exchange Exposure Management, (ii) Interest Rate Exposure Management, (iii) Issuers and Counterparties Risk Management, and (iv) Liquidity and financial indebtedness management. All proposals must comply with the guidelines and rules, be presented to and discussed with the Treasury Committee, and subsequently submitted for the approval of the Finance Committee, under the governance structure described in the Market Risk Management Policy.

(a)
Market risk

        The purpose of the market risk management process is to protect the Company's cash flow against adverse events, such as fluctuations in exchange rates, commodity prices and interest rates. The governance and macro-guidelines of this process are defined in the Market Risk Management Policy.

(i) Foreign exchange risk

        Foreign exchange risk is managed using the Company Foreign Exchange Exposure Management Policy, which states that the objectives of derivative transactions are to reduce cash flow volatility, hedge against foreign exchange exposure and avoid currency mismatches.

VM Holding S.A.

Notes to the combined consolidated financial statements at 31 December 2016 (Continued)

All amounts in thousands of dollars, unless otherwise stated

36 Earnings per share (Continued)

        The Company's previously published financial statements contained an error in earnings per share that has been corrected. In preparing earnings per share information, the Company did not properly reflect the effect of cancellation of the 200,000,000 shares in June 28, 2017 and 300,000,000 shares in September 18, 2017. Subsequently, the per share information has been further retroactively adjusted for additional reduction in the number of shares arising from transfers from Capital to Share Premium.

a)
Basic

        Earnings per share information have been retroactively adjusted for proportional reductions in the number of shares arising from transfers from Capital to Share Premium, which resulted in the cancellation of 350,000,000 shares in April 2016, 200,000,000 shares in June 2017, 300,000,000 shares in September 2017 and 428,595,552 shares in October 2017, for a total of 1,278,595,552 shares.^

	2016	2015	2014^
Profit attributable to the Company's Shareholders	110,509	(139,796)	(27,037)
Weighted average number of outstanding common shares^—thousands (revised)	80,699	1,874	1,819
Earnings per share in US Dollars (revised)	1.37	(74.60)	(14.86)
b)
Diluted

        In December 31, 2016 the total shares of 110,910,811 related to the put option mentioned in Note 1 (iv) and (v) were not considered in the diluted calculation as it would have an anti-dilution effect, therefore basic and diluted earnings per share are considered the same.

c)
Pro forma earnings per share

        Unaudited pro forma earnings per share for the year ended 31 December 2016 reflects the potential number of shares necessary to be issued whose proceeds in excess of the net income attributable to owners of the parent for the year ended 31 December 2016 would be necessary to fund the distribution of the US$ 290,000 share premium reimbursement in September 2017, and October 2017, as mentioned in Note 37 (f).

(Unaudited)
2016
Share premium reimbursements	290,000
Less net income attributable to owners of the parent	(93,167)
Proceeds in excess of net income	196,833
Divided by share price (US$ per shares)—Mid point	19.5
Number of shares necessary—thousand	10,094
Historical average number of shares—thousand	80,699
Pro forma average number of shares—thousand	90,793
Pro forma earnings (loss) per share to owners of the parent—US$	1.03

        Nexa Resources S.A. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Nexa Resources S.A. has filed with the SEC for more complete information about Nexa Resources S.A. and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the prospectus may be obtained by contacting J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Telephone number: 1-866-803-9204); BMO Capital Markets, Attention: Prospectus Department, 25 Floor, 3 Times Square, New York, NY 10036 (Telephone number: 1-800-414-3627); Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 ( Telephone number: 1-866-718-1649); or Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010 (Telephone number: 1-800 221-1037).